Acquisition of Putnam VT Vista Fund

On September 27, 2010, the fund issued 4,781,934 and 6,303,756 class IA and class IB shares, respectively, for 6,389,993 and 8,492,719 class IA and class IB shares of Putnam VT Vista Fund to acquire that funds net assets in a tax free exchange. Putnam Management recommended, and the Board of Trustees approved, the merger transaction because it believed that it was in the best interests of shareholders of Putnam VT Vista Fund to be invested in a fund with more flexibility to invest in attractive companies regardless of capitalization size. Putnam Management believed that this flexibility would increase the likelihood of delivering strong investment performance over the long term. In addition, after the merger, Putnam VT Vista Fund shareholders would be invested in a larger fund with a lower expense ratio. The investment portfolio of Putnam VT Vista Fund, with a fair value of $167,578,049 and an identified cost of $149,882,160 at September 24, 2010, was the principal asset acquired by the fund. The net assets of the fund and Putnam VT Vista Fund on September 24, 2010 were $535,488,399 and $200,363,732, respectively. On September 24, 2010, Putnam VT Vista Fund had distributions in excess of net investment income of $327,037, accumulated net realized loss of $240,983,317 and unrealized appreciation of $18,437,672. The aggregate net assets of the fund immediately following the acquisition were $735,852,131.

Assuming the acquisition had been completed on January 1, 2010, the funds pro forma results of operations for the reporting period are as follows:

Net investment income $1,945,812
Net gain on investments 151,799,134
Net increase in net assets resulting from operations 153,744,946

Information presented in the Statement of operations and changes in net assets reflect only the operations of Putnam VT Multi Cap
Growth Fund.

Because the combined investment portfolios have been managed as a single portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of Putnam VT Vista Fund that have been included in the funds statement of operations for the current fiscal period.